Micromem Technologies Inc.	Telephone: 416-364-6513
121 Richmond St W, Ste 304	Facsimile: 416-360-4034
Toronto, Ontario	www.micromeminc.com
Canada M5H 2K1

Notice of Auditor Resignation and Auditor Appointment under National Instrument 51-102, ss. 4.11 (5) and (6)

To:	Mark Jakovcic, RSM Canada LLP (f/k/a Collins Barrow Toronto LLP)

And to:	Will Avery, MNP LLP

From:	Dan Amadori

Date:	December 20, 2017

Re:	Change of Auditor Notice

This notice is prepared and delivered in accordance with section 4.11 of National Instrument 51-102-Continuous Disclosure Obligations (“NI 51-102”). With respect to the change in audit firm for Micromem Technologies Inc. (“Micromem”) from Collins Barrow Toronto LLP (now known as RSM Canada LLP) to MNP LLP, we confirm that we have received a resignation of Collins Barrow Toronto LLP (now known as RSM Canada LLP), effective November 30, 2017, as auditors of Micromem. We note that Collins Barrow Toronto LLP resigned as auditors of Micromem at Micromem’s request.

In that regard, please note the following:

1.

The termination of Collins Barrow Toronto LLP as auditor and appointment of MNP LLP have been considered and approved by the audit committee of Micromem’s board of directors, as well as by its board of directors.

2.	The Collins Barrow Toronto LLP auditors’ report on Micromem’s financial statements relating to the periods ended October 31, 2016, 2015 and 2014 did not contain any modified opinion.

3.	There are no reportable events (as defined in in connection with the service of Collins Barrow Toronto LLP as auditors of Micromem.

Pursuant to NI 51-102, RSM Canada LLP and MNP LLP are both requested to:

a.	Review this Notice; and

b.

Prepare and provide letters addressed to the Alberta Securities Commission, Manitoba Securities Commission and Ontario Securities Commission advising whether the firm agrees with the content of this Notice.

Given that the appointment of MNP LLP was recently approved by the audit committee of Micromem, we request that the letter from Collins Barrow Toronto to the regulators be submitted as soon as possible (and in any event within 7 days).

We thank you for your cooperation.

Sincerely,

Dan Amadori
CFO, Micromem Technologies Inc.
Phone:          416.644.4361
Cell:              416.456.6110
Email:           dan.amadori@lamerac.com